

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 14, 2010

By U.S. Mail and facsimile to 212-202-5295

Mr. Yujun Hu
Chief Executive Officer
Acorn International, Inc.
18th Floor 20th Building
487 Tianlin Road
Shanghai, China 200233

> **Re:** **Acorn International, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 6, 2010**
> **File No. 1-33429**

Dear Mr. Hu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2009

Critical Accounting Policies, page 93

Revenue Recognition, page 93

1.   We read your statement, "[d]irect sales revenues are adjusted based on <u>actual</u> unsuccessful product deliveries experience." Clarify for us and in your disclosures when you are notified of unsuccessful product deliveries and when the revenues are initially recorded and adjusted. If there is significant time lag between the initial recordation and subsequent adjustments, advise us if you estimate the adjustments when recording the initial revenues. If not, please explain to us why.

2.   Please confirm for us that direct sales revenue is not recorded until the customer takes delivery of the product.

3.   We note the decreasing trend of direct customers to pay by cash on delivery ("COD"). Refer to page 49 where you state, "[i]n 2007, 2008 and 2009, approximately 99.5%, 93.1% and 89.6% of our direct sales were settled on a COD basis by our customers." We assume the 10.4% non COD 2009 direct sales were based on credit. Tell us and disclose when you recognize revenues related to non COD sales in this situation. For example, clarify in your disclosures if you recognize the revenue when the customer accepts the product upon delivery on credit sales in this situation or when the products were placed in shipment.

4.   We note that you recognize product revenues from distributors when the products are delivered and accepted by the distributors. In this regard, advise us if you recognize the revenues based on F.O.B. shipping point or destination and clarify your disclosures accordingly. Also, tell us and disclose the payment method received from distributors related to products sold in this situation. If the distributors' sales are on credit and the revenue recognition is based on F.O.B. destination, explain to us if you record deferred revenue.

5.   Refer to your customer loyalty program disclosure. With a view to enhance transparency, tell us and disclose the amount of coupon discounts or cash rebates, if material, recorded against revenue for all periods presented.

6.   Refer to page 42 where you state that bank channel product sales based on credit in 2009 accounted for approximately 18% of your direct sales revenue. In this regard, explain to us and disclose when the related revenue is recognized, and clarify if you recognize revenues based on F.O.B shipping point or F.O.B. destination. If the revenue recognition policy is based on F.O.B. destination,

advise us if you are recording deferred revenue in this situation. If not, explain to us why not.

Index to Consolidated Financial Statements, page F-1

7.   Refer to the prior period financial statements labeled "as adjusted." Please explain to us in detail the nature of these prior period adjustments. Further, explain why these adjustments were not discussed in the footnotes. Refer to FASB ASC 205-10-45-1 to 4. Furthermore, provide to us a listing of the financial statement line items affected and the amounts of the gross adjustments made with detailed explanations.   We may have further comment.

Consolidated Statements of Operations, page F-4

8.   We note your presentation of direct and distribution sales on a net basis. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the net sales amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments for all periods presented. You may also do so parenthetically on the face of the financial statements.

9.   We note from Note 1(g) on page F-18 that you have marketing servicing arrangements with customers in which you provide TV direct sales marketing plan, TV advertising time and call support services for a fixed fee. With a view to enhance transparency, please separately identify the related service revenues and the cost of services, if material, on the face of the consolidated statements of operations.

2. Summary of principal accounting policies, page F-19
(t) Government subsidies, page F-19

10.   We note you account for significant government subsidies as other operating income for certain taxes paid including value added, business and income taxes etc. Explain to us your GAAP basis for not accounting for the subsidies as reduction of the related taxes.

3. Acquisition, page F-25

11.   We note you recorded an $11.1 million business combination liability on the contingent consideration as part of the purchase price of the Yiyang Yukang transaction completed on December 24, 2008 and that you released part of the liability when the first year earn out payments were made. In this regard, explain to us your GAAP basis to support the recordation of the initial contingency

consideration before the contingent conditions were resolved. Since SFAS 141 is the right standard to be applied for the transaction completed in 2008, tell us how you consider paragraph 28 of SFAS 141 in your purchase accounting for the transaction. We may have further comments.

12.   Tell us how you calculated the $11.1 million business combination liability as of December 31, 2008. Further, tell us and disclose the earnings targets that need to be met in order to earn the remaining contingent payment. Lastly, explain to us if there were any continuing employment requirements of prior management or compensation related issues associated with these earn out payments.

13.   Tell us and disclose in more detail the purchase price allocation for the Yiyang Yukang transaction. For example, tell us and disclose the break out of the tangible assets acquired and the liabilities assumed rather than showing one aggregate line item for tangible assets and one for liabilities assumed.

14.   Please provide all of the disclosure requirements of FASB ASC 805-10-50-2 in future filings. In this regard, we cannot locate the pro forma disclosures reflecting the effects of the acquisition, which appears to be material to your historical financial statements.

4. Disposal of stock tracking software business , page F-26

15.   Explain to us your GAAP basis to support the accounting for the 33% equity disposal of the subsidiary Shanghai Yimeng as discontinued operations. In this regard, we note you retained an 18% continuing equity interest in this entity after the disposal and that you account for the remaining interests using the cost method of accounting.

5. Short-term and long-term investments, page F-27

16.   Refer to page F-28 where you state, "[i]n 2009, the Group re-evaluated its investment in Note B and bifurcated the embedded derivative contained in the debt host security. In 2007 and 2008 this adjustment is immaterial. The Group believes the current presentation and bifurcation of the embedded derivative more accurately reflects the hybrid instrument." We note from Note 7 your disclosures of the fair values of the embedded derivatives and the debt host in 2008. It appears that the bifurcation would have created significant discounts/premiums for the debt host in 2007 and 2008, which appears to have significant impact on your financial statements. Please explain to us in detail the effects on the 2007 and 2008 financial statements and how you reasonably concluded any adjustments would be immaterial and therefore your previous accounting for the instrument is not an accounting error. If it is not an error, advise us if you have obtained a preferability letter from your auditors regarding this accounting change.

17.   Tell us and disclose in detail the nature of the embedded derivative within the debt host in Note B (an available for sale investment) including the nature of the underlying, the notional amounts and any net settlement features. Tell us how you consider FASB ASC 815-15-25 in determining whether the embedded derivative is closely related to the host contract for bifurcation.

18.   We note from Note 7 that your disclosure of the fair value of the entire hybrid instrument using discounted cash flow model with level 3 inputs for measurement. In this regard, advise us and disclose in more detail how you derive the individual fair values of the embedded derivative and the debt host in your disclosures.

19.   We note that the Note B has a face amount of $10 million. With your election of bifurcation accounting effective 2009, please advise us and disclose how you account for the discount/premium created after bifurcation. Provide us your journal entries in recording the accounting change upon bifurcation and the subsequent accounting for the discount/premium going forward.

8.Accounts Receivable, page F-32

20.   Explain to us and disclose in MD&A the significant swings in the provision for amounts charged to expense and the charge off taken against the allowance in the allowance for doubtful accounts rollforward table from 2007 to 2009.

12.Acquired intangible assets, net, page F-33

21.   We note you recorded an asset related to "assembled and trained workforce" as part of your total acquired intangible assets as of December 31, 2008 and that the balance was written off to zero as of December 31, 2009. In this regard, explain to us the nature of this item and how you consider FASB ASC 805-20-55-6 in determining whether it should be recognized as a separately identified intangible rather than as part of the goodwill. Tell us and disclose the facts and circumstances leading to the write off in 2009 and whether it is a correction to reverse the initial recordation of the asset. We may have further comments.

26. Subsequent Events, page F-45

22.   We note your disclosure that "[i]n February 2010, Emoney, a previously consolidated subsidiary of the Group, was deregistered and the Group ceased to consolidate Emoney upon the completion of this deregistration." In this regard, explain to us and disclose in further detail the nature of deregistration and how the facts and circumstances enable you to cease consolidating the entity. Also, tell us

and disclose the accounting for your investment in the subsidiary going forward. Support your accounting with the relevant accounting literature.

<u>Exhibit 12</u>

23.   We note that you filed your Chief Executive Officer and Chief Financial Officer certifications under Item 19 of Form 20-F. Please amend these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) in accordance with the instructions for exhibit 12 within Item 19. Lastly, please remove the titles of the certifying officers at the beginning of the certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

                                        Sincerely,

                                        Andrew Mew
                                        Accounting Branch Chief